

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2020

William Sperry
Chief Financial Officer
HUBBELL INC
40 Waterview Drive
Shelton CT 06484

> **Re: HUBBELL INC**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 14, 2020**
> **File No. 001-02958**

Dear Mr. Sperry:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing